Ladenburg Thalmann & Co. Inc.
999 Vanderbilt Beach Road, Suite 200
Naples, Florida 34108

December 6, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:
TENAX THERAPEUTICS, INC.

Registration Statement on Form S-1 (Registration No. 333-228212)

Withdrawal of Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 4, 2018, in which Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the above-referenced offering, concurred in the request by Tenax Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on December 6, 2018, pursuant to Rule 461 under the Securities Act. Tenax Therapeutics, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:
/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director